[ ] DEF 14A [ ] SUPPL [ ] ARS

02 MAY 14 AM 10:50

HILTON

PETROLEUM LTD.

SUITE 1305
1090 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6E 3V7
PHONE: (604) 685-9316
FAX: (604) 683-1585

April 29, 2002

02034138

United States Securities
& Exchange Commission
Room 3094 (3-6)
#450 Fifth Street N.W.
Washington, DC
20549 USA

SUPPL

Dear Sirs:

Re: Hilton Petroleum Ltd. (the "Company")

Please find enclosed a copy of the Company's Quarterly Report for the nine months ended February 28, 2002.

Yours very truly,

HILTON PETROLEUM LTD.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Per: J Rowsell

Jacqueline Rowsell

:jr

dw 5/20

Enclosure

cc: Financial Post Data Group (2 copies)
Standard & Poor's Corp. (4 copies)

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Hilton Petroleum Ltd.			Feb. 28, 2002	02/04/26
ISSUER ADDRESS				
#1305 - 1090 West Georgia Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 3V7	(604) 683-1585	(604) 685-9316
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Mr. Nick DeMare		Director		(604) 685-9316
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
ndemare@chasemgt.com	www.hiltonpetroleum.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ Donald W. Busby (signed)	Donald W. Busby	02/04/29
➤ Nick DeMare (signed)	Nick DeMare	02/04/29

HILTON PETROLEUM LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
FEBRUARY 28, 2002

(Unaudited - Prepared by Management)

(Expressed in United States Dollars)

HILTON PETROLEUM LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	February 28, 2002 $	May 31 2001 $
ASSETS		
CURRENT ASSETS		
Cash	1,301,239	1,960,493
Amounts receivable	271,898	2,520,303
Prepaid expenses and deposits	24,015	212,444
Inventories	-	631,789
	1,597,152	5,325,029
PETROLEUM NATURAL GAS INTERESTS (Note 4)	21,479,741	29,721,112
INVESTMENT AND ADVANCES (Note 3)	156,270	807,401
OTHER ASSETS	235,867	16,734
DEFERRED CHARGES	130,291	184,886
	23,599,321	36,055,162
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	5,603,663	3,538,045
LONG-TERM DEBT	3,584,871	3,482,498
	9,188,534	7,020,543
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	43,003,256	41,151,991
EQUITY COMPONENT OF LONG-TERM DEBT	694,310	694,310
DEFICIT	(29,286,779)	(12,811,682)
	14,410,787	29,034,619
	23,599,321	36,055,162

APPROVED BY THE BOARD

Donald W. Busby, Director

Nick DeMare, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

HILTON PETROLEUM LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

(Expressed in U.S. Dollars)

	Three Months Ended February 28,		Nine Months Ended February 28,	
	2002 $	2001 $	2002 $	2001 $
REVENUES				
Petroleum and natural gas sales	25,855	1,893,584	192,804	4,356,049
OTHER EXPENSES				
Production	22,849	707,779	91,170	1,787,150
General and administrative	445,062	425,579	973,637	919,102
Depreciation, depletion and impairment	113,607	453,540	14,481,198	1,179,618
	581,518	1,586,898	15,546,005	3,885,870
OPERATING INCOME (LOSS)	(555,663)	306,686	(15,353,201)	470,179
OTHER INCOME (EXPENSES)				
Interest and other income	6,922	38,241	45,914	62,002
Interest expense on long-term debt	(171,581)	(375,962)	(519,326)	(1,195,036)
Gain on sale of marketable securities	-	-	-	25,345
Gain on sale of petroleum interests	-	623,666	-	623,666
Loss on sale of investment	-	-	(73,484)	-
Write-down of investment	(575,000)	-	(575,000)	-
	(739,659)	285,945	(1,121,896)	(484,023)
INCOME (LOSS) FOR THE PERIOD	(1,295,322)	592,631	(16,475,097)	(13,844)
DEFICIT - BEGINNING OF PERIOD	(27,991,457)	(11,899,299)	(12,811,682)	(11,292,824)
DEFICIT - END OF PERIOD	(29,286,779)	(11,306,668)	(29,286,779)	(11,306,668)
INCOME (LOSS) PER SHARE - BASIC AND DILUTED	(0.04)	$0.02	(0.45)	$(0.00)

The accompanying notes are an integral part of these interim consolidated financial statements.

HILTON PETROLEUM LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

(Expressed in U.S. Dollars)

	Three Months Ended February 28,		Nine Months Ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Income (loss) for the period	(1,295,322)	592,631	(16,475,097)	(13,844)
Items not involving cash				
Depreciation, depletion and impairment	113,607	453,540	14,481,198	1,179,618
Amortization of deferred charges	17,767	11,450	54,595	58,174
Gain on sale of marketable securities	-	-	-	(25,345)
Gain on sale of petroleum interests	-	(623,666)	-	(623,666)
Loss on sale of investment	-	-	73,484	-
Write-down in investment	575,000	-	575,000	-
Accretion of liability component of long-term debt	57,859	-	173,577	-
Unrealized foreign exchange gain	(37,048)	-	(67,688)	-
	(568,137)	433,955	(1,184,931)	574,937
Decrease (increase) in amounts receivable	208,449	(14,563,534)	2,248,405	(14,880,023)
Decrease (increase) in prepaid expenses and deposits	17,868	(440,918)	188,429	(635,705)
Decrease (increase) in inventory	743,347	(962,925)	631,789	(962,925)
Increase (decrease) in accounts payable and accrued liabilities	1,387,513	2,042,961	2,065,618	1,153,913
	1,789,040	(13,490,461)	3,949,310	(14,749,803)
FINANCING ACTIVITIES				
Issuance of long-term debt	-	1,826,368	-	3,742,368
Issuance of common shares, net of issue costs	-	2,384,008	1,851,265	5,905,360
Retirement of long-term debt	-	(853,902)	-	(4,439,158)
Deferred charges	-	(176,095)	-	(206,095)
	-	3,180,379	1,851,265	5,002,475
INVESTING ACTIVITIES				
Proceeds from sale of investment	-	-	98,116	-
Advances to affiliated corporation	-	-	(98,985)	-
Proceeds from sale of marketable securities	-	-	-	1,644,291
Additions to other assets	28,209	13,556	(222,898)	-
Expenditures on petroleum interests	(2,322,009)	(3,024,253)	(6,236,062)	(7,024,253)
Net proceeds from disposition of petroleum interests	-	13,495,739	-	13,564,728
Purchases of marketable securities	-	-	-	(175,568)
	(2,293,800)	10,485,042	(6,459,829)	8,009,198
INCREASE (DECREASE) IN CASH FOR THE PERIOD	(504,760)	174,960	(659,254)	(1,738,130)
CASH - BEGINNING OF PERIOD	1,805,999	483,332	1,960,493	2,396,422
CASH - END OF PERIOD	1,301,239	658,292	1,301,239	658,292

The accompanying notes are an integral part of these interim consolidated financial statements.

HILTON PETROLEUM LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

1. NATURE OF OPERATIONS

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. The Company owns various interests in certain producing properties purchased during the year ended May 31, 1998 and, since May 1998, has participated in exploratory drill programs on certain properties, located in California, United States.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. INVESTMENT AND ADVANCES

	February 28, 2002 $	May 31, 2001 $
Investment in Trimark Energy Ltd. ("Trimark")	60,801	807,401
Advances to Trimark (CDN$153,200)	95,469	-
	731,270	807,401

As at February 28, 2002, the Company held 234,286 common shares of Trimark. Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on February 28, 2002 was $61,320. During the nine months ended February 28, 2002, the Company wrote down its investment in Trimark by $575,000 to $60,801.

The Company has also advanced CDN$153,200 to Trimark. The advance bears interest at 10% per annum with no fixed terms of repayment. During the nine months ended February 28, 2002, the Company recorded interest income of CDN$8,237. The accrued interest remained unpaid at February 28, 2002 and has been included in amounts receivable.

HILTON PETROLEUM LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

00
ch
ed
ly
es

4. PETROLEUM INTERESTS

	February 28, 2002 $	Ma 2
Evaluated Properties		
Acquisitions and leasehold costs	5,169,262	2,5
Exploration and development costs	17,156,785	15,5
Gathering facility	805,410	7
	23,131,457	18,8
Unevaluated Properties		
Acquisitions and leasehold costs	1,360,838	3,9
Exploration costs	12,813,834	8,2
	14,174,672	12,2
	37,306,129	31,0
Less: accumulated depreciation, depletion and impairment	(15,826,388)	(1,3
	21,479,741	29,7

nd

rs
ne
re

As a result of the ceiling test performed effective February 28, 2002, the Company has reco impairment of $14,282,215 for the nine months ended February 28, 2002. No write-down was r during the year ended May 31, 2001 from the ceiling test performed effective May 31, 2001. The test is a cost-recovery test and is not intended to result in an estimate of fair market value.

5. SHARE CAPITAL

Authorized: unlimited common shares without par value

Issued:	Nine Months Ended February 28, 2002		Year Ended May 31, 2001	
	Shares	Amount $	Shares	Am
Balance, beginning of period	34,902,159	41,151,991	27,503,961	32,6
Issued during the period				
For cash				
Private placements	1,673,000	1,858,403	2,322,500	1,9
Rights offering	-	-	2,000,000	3,0
Exercise of warrants	-	-	1,346,380	1,6
For retirement of other liabilities	-	-	1,558,730	1,9
For interest on long-term debt	-	-	170,588	1
Less: Share issue costs	-	(7,138)	-	(3
	1,673,000	1,851,265	7,398,198	8,4
Balance, end of period	36,575,159	43,003,256	34,902,159	41,1

HILTON PETROLEUM LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002

(Unaudited - Prepared by Management)

(Expressed in U.S. Dollars)

5. SHARE CAPITAL (continued)

During the nine months ended February 28, 2002, the Company completed a private placement of 1,6 units, at a price of CDN$1.70 per unit, for proceeds of $1,851,265, net of $7,138 share issue costs unit consisted of one common share and one share purchase warrant. Two share purchase warrants e the holder to purchase an additional common share at a price of CDN $1.88 per share on or befc 6, 2004. In addition, agents' warrants were issued for the purchase of 40,000 and 285,200 common on or before July 6, 2002 and July 11, 2002, respectively, at a price of CDN $1.88 per share.

6. RELATED PARTY TRANSACTIONS

(a) During the nine months ended February 28, 2002, companies controlled by certain direct officers of the Company charged $130,982 for management, professional and consulting fee

(b) The Company has provided a relocation loan to the Chairman of the Company. The loa interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During t months ended February 28, 2002, interest income of $4,162 and principal repayments of $25,0(received. As at February 28, 2002, the principal amount of $100,000 remained outstanding.

(c) See also Note 3.

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

1. GENERAL AND ADMINISTRATIVE

	2002 $	2001 $
Advertising and promotion	8,673	21,537
Bank charges and interest	2,936	77,554
Contract services	73,071	120,230
Investor relations	57,449	94,265
Marketing	270,828	-
Office and miscellaneous	39,402	68,341
Office rent	10,077	59,821
Professional fees	281,611	302,260
Regulatory fees	6,098	14,400
Salaries and benefits	183,716	361,196
Telephone	17,254	23,690
Transfer agent	7,540	16,370
Travel	93,396	56,527
Foreign exchange	(78,414)	(17,386)
Copas recoveries	-	(279,703)
	973,637	919,102

2. RELATED PARTY TRANSACTIONS

(a) During the nine months ended February 28, 2002, companies controlled by certain directors and officers of the Company charged $130,982 for management, professional and consulting fees.

(b) As at February 28, 2002, the Company held 234,286 common shares of Trimark Energy Ltd. ("Trimark"). Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on February 28, 2002 was $61,320. During the nine months ended February 28, 2002, the Company wrote down the investment in Trimark by $575,000.

The Company has also advanced CDN$153,200 to Trimark. The advance bears interest at 10% per annum with no fixed terms of repayment. During the nine months ended February 28, 2002, the Company recorded interest income of CDN$8,237. The accrued interest remained unpaid at February 28, 2002 and has been included in amounts receivable.

(c) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the nine months ended February 28, 2002, interest income of $4,162 and principal repayments of $25,000 were received. As at February 28, 2002, the principal amount of $100,000 remained outstanding.

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

3.(a) SECURITIES ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price CDN$	Total Proceeds $	Type of Consideration	Commission $
Jul.6/01	Common	Private Placement	1,673,000	1.70	1,858,403	Cash	7,138

3.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002

Date Granted	Number of Shares	Type of Option	Name	Exercise Price CDN$	Expiry Date
Dec.21/01	50,000	Employee	K. Johnson	0.45	Dec.21/04
Dec.21/01	50,000	Employee	B. Moody	0.45	Dec.21/04
Dec.21/01	50,000	Employee	H. Lim	0.45	Dec.21/04
Dec.21/01	15,000	Employee	L. Liu	0.45	Dec.21/04
Dec.21/01	15,000	Employee	R. Wong	0.45	Dec.21/04
Dec.21/01	6,000	Employee	J. Rowsell	0.45	Dec.21/04
Dec.21/01	15,000	Employee	A. Smith	0.45	Dec.21/04
Dec.21/01	75,000	Employee	D. O'Kell	0.45	Dec.21/04
Dec.21/01	75,000	Director	N. Darling	0.45	Dec.21/04
Dec.21/01	75,000	Director	W. Lee	0.45	Dec.21/04
Dec.21/01	400,000	Director	D. W. Busby	0.45	Dec.21/04
Dec.21/01	174,000	Director	N. DeMare	0.45	Dec.21/04
	1,000,000				

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2002

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	WPV	Unlimited	36,575,159	$43,003,256

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2002

Security	Number	Exercise Price Cdn.$	Expiry Date
Options	400,000	1.92	May 25, 2002
Options	75,000	2.00	May 26, 2002
Options	6,250	2.70	Apr. 19, 2003
Options	70,000	1.80	Oct. 16, 2003
Options	37,000	1.34	Dec. 21, 2003
Options	115,000	1.60	Jan. 10, 2004
Options	640,000	2.68	Mar. 2, 2004
Options	1,000,000	0.45	Dec. 21, 2004
	2,343,250		
Warrants	266,308	3.46	Mar. 31, 2002
Warrants	2,199,000	1.85	Mar. 27, 2003
Warrants	999,894	2.75	Jul. 27, 2002
Warrants	100,000	2.75	Aug. 3, 2002
Warrants	2,260,000	1.35	Dec. 18, 2003
Warrants	31,250	1.60	Dec. 11, 2002
Warrants	35,000	1.48	Dec. 7, 2003
Warrants	268,750	1.35	Jan. 24, 2004
Warrants	836,500	1.88	Jul. 6, 2004
Warrants	40,000	1.88	Jul. 6, 2002
Warrants	285,200	1.88	Jul. 11,2002
	7,321,902		

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2002

There are no shares held in escrow or subject to pooling as at February 28, 2002.

5. LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2002

Directors:

- Donald W. Busby
- Nick DeMare
- William Lee
- Neil Darling

Officers:

- Donald W. Busby (Chairman and Chief Executive Officer)
- Harvey Lim (Corporate Secretary)

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. Over the past three fiscal years, substantially all of the Company's exploration expenditures have been on properties located in the San Joaquin Basin of California.

Operations

During the period ended February 28, 2002, the Company recorded a loss of $16,475,097 ($0.45 per share) compared to a loss of $13,844 ($0.00 per share) for the comparable 2001 period. Petroleum and natural gas revenues decreased by 96%, from $4,356,049 during 2001 to $192,804 in 2002. A number of significant transactions occurred during 2001 which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills Prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production during the nine months ended February 28, 2002, from the ELH #1 well has been significantly curtailed as a result of water disposal problems. Revenue from oil and liquids production decreased 97% to $48,754 in 2002 from $1,685,508 in 2001. Production of oil and liquids in 2002 decreased 96% to 14,665 MCFE in 2002 from 367,404 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.32/MCFE compared to $4.59/MCFE in 2001, a decrease of 28%. Revenue from natural gas production decreased 97% to $144,050 in 2002 from $4,850,882 in 2001. Natural gas production decreased 95% to 44,406 MCF in 2002 from 865,877 MCF in 2001. The average price received in 2002 was $3.24/MCF, a decrease of 42% from $5.60/MCF in 2001. In January 2000, the Company was required by its banker to enter into oil and natural gas hedges. These hedges reduced revenues for the period ended February 28, 2001 by $2,180,341. The hedges were closed on the sale of the non-California petroleum and natural gas interests to Exco.

On an MCFE basis, production costs increased 6%, from $1.45/MCFE in 2001 to $1.54/MCFE in 2002. The depreciation and depletion rate increased 242%, from $0.96/MCFE in 2001 to $2.32/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $14,282,215 in 2002 as a result of the ceiling test performed effective February 28, 2002. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $54,625, approximately 6% from $919,102 in 2001 to $973,637 in 2002. The increase in general and administrative costs in 2002 occurred primarily due to additional costs in the marketing of Hilton Technologies' developed products. The Company has spent approximately $300,000 in consulting and marketing fees for Hilton Technologies. During the nine months ended February 28, 2001, the general and administrative costs included costs for maintaining a Tulsa office for its non-California petroleum

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

and natural gas interests. This office was substantially closed after the sale of its petroleum and natural interest to Exco Resources Inc. subsequent to February 28, 2001.

During 2002, the Company recorded a $575,000 write-down of its investment in Trimark in recognition of a decline in the value of the Trimark shares.

Interest expense on long-term debt decreased by $675,710, approximately 57% from $1,195,036 in 2001 to $519,326 in 2002, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During the nine months ended February 28, 2002, the Company recorded $6,236,062 in expenditures on its petroleum interests, which was primarily comprised of: i) $4,672,433 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $29,450 for its share of the gas facility at East Lost Hills; iii) $705,020 for the drilling of the Pyramid Hills prospect; and iv) $829,159 for the exploration of the Regional California Prospects.

Liquidity and Capital Resources

At February 28, 2002, the Company had a working capital deficit of $4,006,511 comprising of cash and amounts receivable of $1,597,152 and accounts payable of $5,603,663. Substantially all of this working capital deficit arises from amounts due to the operator of East Lost Hills and San Joaquin. The Company has recorded a net amount due to the operator of $5,237,334. The Company does not agree with the amount claimed as owing by the operator and has advised them of the principal areas of disagreement with the balance claimed. While the adjustments requested are significant they will not eliminate the recorded payable.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is the East Lost Hills project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs. The cash flow from this project will be dedicated to paying down amounts owing to the operator. Immediately prior to the scheduled testing of the ELH #4 well, the operator raised the issue of outstanding balances, and refused to proceed with testing of the well. While the Company appreciates that the operator must seek to protect its interest; completion of testing may produce the results to allow additional fund raising to proceed. The Company does not have the funds to pay the full amounts the operator claims as owing and which they are requesting to be paid before they proceed to test the well. The Company understands that the operator proposes to negotiate to amend the terms of the operating agreement to put in place provisions to allow the operator to recover substantially more than the costs outstanding. No formal

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

proposal has been received from the operator. The joint venture participants are in discussion with respect to this matter.

The Company requires further financing to fund the ongoing exploration costs at East Lost Hills. Such financing could be by way of the operator continuing to fund costs, additional equity financing or some other form of financing including the sale of a portion of the Company's interest in the assets. There is no assurance that the Company will be able to obtain any further financing for this project and the impact of this on the Company is not known.

Subsequent to February 28, 2002, an arbitration panel ruled in favour of the Company with respect to a dispute with Exco arising from the sale of the non-California petroleum and natural gas interests and awarded the Company about $850,000. This ruling will be accounted for in the next quarter's results.

Properties Update

1. General

With the change in operator at the East Lost Hills project the Company anticipated that the future development of the project would proceed rapidly and with minimal operational problems. To the contrary, the ongoing development of this project has continued to be plagued with problems. The slow pace of development and progress on key operational issues have had a negative impact on the Company's stock price. Since the change in operatorship the Company's stock price has fallen from about $2.00 per share to about $0.30 per share. The apparent indifference of the operator and the lack of appreciation of the impact of their operations on the Company and other participants in the East Lost Hills project are cause for concern. It has been almost four years since the initial test well on this prospect commenced and while the promise remains; it remains to be seen whether it can be realized. The Company must consider all of its options to protect its interests.

2. East Lost Hills Wells

The Company now holds a 9.5% working interest in the East Lost Hills Project. The Company previously held an additional 2.625% reversionary working interest which has, as a result of the Company's withdrawal from the Greater San Joaquin Basin Joint Venture, been returned. A review of the status of the wells follows:

(a) East Lost Hills #1

The ELH #1 well continues to produce at constrained levels, still requiring water disposal facilities. The operator has reported that they have been unable to negotiate a contract with the owner of the land at the proposed site of the disposal well. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project.

It is not known when this water disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

(b) East Lost Hills #2

The ELH #2 well was drilled to a total depth of 18,011 feet and production testing was completed. The well was suspended as a potential producer pending availability of water disposal facilities.

(c) East Lost Hills #3

The ELH #3 well was drilled to a total depth of 21,750 feet, in a separate structural block than the other East Lost Hills wells, and production testing was completed. Initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing or sidetracking.

(d) East Lost Hills #4

The ELH #4 well was drilled to its total depth of about 20,530 feet. The well was logged and a completion program was approved by all partners. Final casing has been run and a production liner has been installed in anticipation of a production test. The operator has recently notified the Company and other working interest participants that, due to non-payment of amounts billed, and as the operator does not have the right, under the existing operating agreements, to recover more than its costs, with interest, that it will not commence production testing of the #4 well. See also "Liquidity and Capital Resources".

(e) East Lost Hills #9

The ELH #9 well has reached its total depth of about 21,100 feet. Current operations include running final casing and preparation for production testing. The issues of outstanding accounts, while not yet raised by the operator, are expected to come up before a production test will occur. This will further impact the progress of this project.

3. ***San Joaquin***

The Company held an interest in the Greater San Joaquin Basin Joint Venture. The only active drill prospect in this joint venture was the Pyramid Hills prospect. A well was spud at Pyramid Hills in late November 2001.

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

The Company has withdrawn from participation in this joint venture and accordingly, no longer has an interest in the Pyramid Hills prospect. The well at Pyramid Hills is a wildcat exploratory well that could cost up to US$25 million.

The withdrawal from this joint venture and the addition to the full cost pool of the costs related to this joint venture, including the billed but unpaid costs of drilling the Pyramid Hills well, has resulted in a write-off of $1,831,669.

New Developments

During the quarter ended February 28, 2002, the Company expanded its operating activities through its subsidiary, Hilton Technologies Ltd. ("Hilton Technologies").

Hilton Technologies has finalized a series of agreements with Eyekon Technologies Inc. ("Eyekon"), a private Canadian company. Eyekon has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. Although the technology has applications within many vertical markets, Eyekon, through a subsidiary, has been successfully utilizing it to great advantage in the oil and gas industries with clients such as Suncor, Syncrude and Shell. During the quarter, the Company concluded an agreement to acquire a 30% interest in this Eyekon subsidiary. The acquisition was considered strategic.

Hilton Technologies has identified several applications for the technology inside the oil and gas industry, specifically reservoir engineering and modeling, production optimization, directional drilling, and many offshore applications. In addition, there are many applications outside of the oil industry that will be investigated including fuel cell development. The Company has identified several opportunities to assist companies developing fuel cells and will attempt to conclude an agreement to market the rights to fuel cell development technology.

Within the series of agreements for product development, the first product to be developed entails the use of Eyekon's unique technology for use within a biological, chemical or nuclear attack simulation and response software package. Using real-time weather conditions, the system allows the user to simulate attacks within neighborhoods and/or national regions while visualizing fallout patterns and variable danger zones. Based on the simulation results, the system will also educate the user on evacuation routes and precautionary measures if exposure is, or may, become a concern. Eyekon will receive a 10% royalty based on the net revenue that Hilton Technologies receives on sale of the products.

As at February 28, 2002, the product has been developed and marketing efforts have started in earnest. To date, no sales have occurred.

The Company is reviewing other possible applications for the technology.

HILTON PETROLEUM LTD.

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

(Expressed in U.S. Dollars)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Investor Relations Activities

During the nine months ended February 28, 2002, $57,449 was paid to Eland Jennings Investor Services Inc. for investor and public relations consulting services rendered.

The Company also maintains a web site at "www.hiltonpetroleum.com".